Exhibit 99.1

FORM 51-101F4
NOTICE OF
FILING OF 51-101F1 INFORMATION

This is the form referred to in section 2.3 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

On March 19, 2014, Franco-Nevada Corporation (the “Corporation”) filed its reports under section 2.1 of NI 51-101, which can be found in the Corporation’s annual information form dated March 19, 2014 for the year ended December 31, 2013 under the Corporation’s profile on SEDAR at www.sedar.com.